Valentis, Inc.
533 Airport Blvd., Suite 400
Burlingame, California 94010

June 8, 2007

FILED AS CORRESPONDENCE AND SENT VIA FACSIMILE (202-772-9217)

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

Attn:              Sonia Barros
Division of Corporation Finance

Re:                             Valentis, Inc.
Registration Statement on Form S-4 (File No. 333-140443)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Valentis, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 5:00 p.m. Eastern time on June 11, 2007, or as soon as practicable thereafter.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

VALENTIS, INC.

/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III, Chief Executive Officer and President